SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2002

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, GA 30308-2216

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  See Rider A attached hereto

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  The Southern Company and its subsidiary companies

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Attorneys - - Legal Services

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
               Salary or other
               compensations
Name of    received     to be               Person or company from whom received
recipient               received            or to be received
             (a)         (b)

See Rider B attached hereto

             (b) Basis for compensation if other than salary. Legal Services Rendered

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a)      Total amount of routine expenses charged to client:
                    $4,968,936.00

           (b) Itemized list of all other expenses: No other expenses

Date January 27, 2000                       (Signed) Troutman Sanders LLP
                                            By:  DeWitt R. Rogers, Partner

                                     Rider A
                              to Form U-12(I)-B of
                              Troutman Sanders LLP


2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of the Rule U-71.

         R. Thomas Amis, David H. Armistead, James C. Beh, Melissa K. Caen, Milton A. Carlton, Jr., Elizabeth B. Chandler, Antoine Cobb, Amie V. Colby, Hugh M. Davenport, Winston A. Denmark, William R. Derasmo, Arthur H. Domby, Robert P. Edwards, Jr., Kevin C. Fitzgerald, Kevin C. Greene, Thomas J. Hartland, Jr., Benjamin L. Israel, Jeffrey M. Jakubiak, Donald W. Janney, Thomas C. Jensen, Richard P. Keck, John Lamberski, Suzanne K. Law, Michael A. Lueder, William P. Marsan, Robert
         C. Marshall, John D. McLanahan, Mary A. McNeil, Arthur V. Medel, John
         T. W. Mercer, John R. Molm, Eileen M. Moorhead, William A. Mullins, Jennifer I. Oswald, Charles F. Palmer, Thomas L. Penland, Charles M. Pellissier, Melissa L. Pignatelli, DeWitt R. Rogers, Ronald R. Ross, Carl E. Sanders, Clifford S. Sikora, Bonnie A. Suchman, R. Michael Sweeney, Dionne E. Thompson, Sif Thorgeirsson, Norman L. Underwood, John R. Varholy, Robert P. Williams and such other members and associates of the firm (all of 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308-2216) whose services may be required from time to time.

             Rider B to Form U-12(I)-B of Troutman Sanders LLP 5(a)


Recipient          (a) (1)        (b) (2)            Payor
---------          -------        -------            -----

Troutman       $  1,250,062.26                 The Southern Company
Sanders LLP
               $ 24,686,176.84                 Georgia Power Company

               $    352,051.78                 Alabama Power Company

               $    295,675.06                 Gulf Power Company

               $    579,645.09                 Mississippi Power Company

               $    289,817.40                 Savannah Electric and Power
                                               Company

               $  9,680,580.82                 Southern Company Services, Inc.

               $ 23,279,769.89                 Southern Energy, Inc.

               $  1,059,051.97                 Southern Company Energy
                                               Marketing, L. P.

               $  2,376,969.50                 Southern Nuclear Operating
                                               Company

               $  2,198,612.68                 Southern Company Energy Solutions

               $  1,823,482.35                 Southern Communications
                                               Services, Inc.

               $    888,889.90                 Southern Telecom, Inc.

               $    127,665.00                 Powercall, Inc.



(1) Some of these amounts include fees being paid in 2000 for services rendered in the reporting period (1997-1999).

(2) Amounts to be received for services rendered 2000-2002 to the companies designed in Item 3 will be agreed upon by such companies and the firm, subject to approval by the Commission to the extent, if any, required.